

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Amit Gupta
Chairman of the Board
China Hydroelectric Corporation
901 Marco Polo Plaza Building
No. 80 Anli Road
Chaoyang District, Beijing, 100101
People's Republic of China

>       **Re:   China Hydroelectric Corporation**
>              **Schedule 13E-3**
>              **Filed February 7, 2014**
>              **File No. 005-85243**

Dear Mr. Gupta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your disclosure in the proxy statement that Mr. Amit Gupta, Ms. Min Lin and Mr. Yun Pun (Felix) Wong all are affiliated with the Buyer Group. Please tell us why you have not included one or more of them as filing persons on the Schedule 13E-3. Refer to Section II. D. 3. of our Current Issues Outline, available on our website at www.sec.gov/divisions/corpfin.shtml. Alternatively, please add them as filing persons and, in doing so, ensure that they comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. In this regard, each new filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching that conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (Apr. 19, 1981).

Introduction, page 1

2.  We note the assertion in the last paragraph of this section that the filing of the Schedule 13E-3 "shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person, or that any other Filing Person is an 'affiliate' of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act."  Given that Rule 13e-3, by its terms, only applies to issuers or affiliates of the issuer, please revise the disclosure to reconcile this assertion with the text of the rule or delete the assertion.

Item 16. Exhibits

Exhibit 99. (a)-(1)

3.  Throughout your proxy statement you indicate that the ADS depositary "will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit."  Clarify why the ADS depositary cannot provide greater certainty as to its ability to vote the shares it holds on deposit.  Similarly, where ADS holders fail to specify the manner in which the ADS depositary is to vote, clarify why you state that the ADS depositary "may" deem such holder to have instructed the ADS depositary to vote in favor of all proposed actions.

Letter to Shareholders

4.  On the second page, where you indicate that the board of directors "unanimously (a) determined that 'it' is fair to and in the best interest of the company and its unaffiliated security holders" please revise to clarify what the board determined to be fair.

Questions and Answers about the Extraordinary General Meeting and the Merger, page 17

Q.  How will our directors vote on the proposal…?, page 26

5.  If you know, please disclose how the officers of the company intend to vote their shares. With a view to understanding the remaining amount of shares or ADSs necessary for the transaction to be approved, please ensure that your disclosure throughout your proxy statement takes into account those shares held by the officers and directors who intend to vote in favor of the transaction, in addition to the interest of the Rollover Shareholders.

Historical Relationship Between CPI Ballpark and the Company, page 27

6.  Where you discuss the various changes to the amount of shares and ADSs held by CPI Ballpark starting in December 2012, please quantify how each change impacted the overall number of shares held by CPI Ballpark.  In this regard, quantify CPI Ballpark's initial level of share or ADS ownership at the time of your IPO.

7.  We note that in the months leading up to the going private proposal, CPI Ballpark increased its ownership and its right to acquire ownership in you from approximately 30% to the right to acquire up to approximately 56.8%. Rule 13e-3 requires the filing of a Schedule 13E-3 at least 30 days prior to the first transaction in any series of transaction that has either a reasonable likelihood or purpose of producing a going private transaction. Please provide us with your legal analysis that explains whether or not these transactions constituted the first step in a going private transaction under Rule 13e-3. In this regard, we note Bidder B raised similar concerns in the context of Wilkerson and that counsel "concluded that the facts of Wilkerson were distinguishable from the facts of the relevant NewQuest Share acquisitions."

The Going Private Proposal, Formation of the Special Committee and Events Leading to Execution of the Merger Agreement, page 29

8.  Please elaborate upon your disclosure to explain why CPI Ballpark determined to make the offer to acquire all of the outstanding shares not owned by it on September 4, 2013. Your disclosure does not make it clear why the offer was made at that time. Refer to Item 1013(c) of Regulation M-A.

9.  We note your indication on page 31 that NewQuest Capital Advisers (HK) Limited entered into a confidentiality agreement with you. In an appropriate place in the proxy statement, please explain their affiliation to the NewQuest Funds.

10. In light of the higher bids that were offered by Bidders A, B, and C, please revise to identify the bidders.

11. On page 34, you mention the "preliminary financial analysis" that was presented by Houlihan Lokey on November 15, 2013. Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Revise to summarize all the presentations made by Houlihan Lokey or other third parties during the course of the meetings described, and file any written reports as exhibits pursuant to Item 16 of Schedule 13E-3.

12. On page 42, we noticed the disclosure stating "that if the special committee was not prepared to recommend a transaction with NewQuest, then any decision to further investigate the asset sale transaction or other alternative transaction should only be considered by the full board of directors of the Company." Advise us, with a view toward revised disclosure, whether NewQuest was in a position to influence or control any decision to disband the special committee if any transaction other than one with NewQuest was recommended. To the extent NewQuest was in a position, by virtue of its share ownership or otherwise, to disassemble the special committee, advise us whether the implied exertion of this influence or control was consistent with Rule 13e-3(b)(1)(iii).

13. On page 44, we note your indication that the special committee had received a number of other proposals from bidders who had participated in the market check and had not yet received due diligence access to the Company. Please revise to briefly summarize the terms of these proposals and whether any of them were considered by the special committee. Refer to Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors, page 47

14. We note your reference to the consideration of strategic alternatives on pages 48 and 49. Please elaborate to discuss the alternatives considered and why they were "less favorable," as you indicate on page 76. Refer to Item 1013(b) of Regulation M-A.

15. Disclose how the special committee determined the transaction to be procedurally fair even though the transaction was not structured to require the approval of at least a majority of the unaffiliated security holders. Refer to Item 1014(c) of Regulation M-A and Question and Answer No. 21 in Exchange Act Release 17719 (April 13, 1981). This comment applies to the Buyer Group as well.

16. In your discussion of the factors considered by the special committee, disclose whether the special committee took into account NewQuest's position that it was not interested in selling its shares and would not vote its shares in favor of any alternative transaction that might require the sale of its shares. Discuss how this factor influenced the special committee's determination of fairness.

17. We note your disclosure on page 55 second full paragraph that "the special committee and the board of directors of the Company believe that the value of the Company's assets that might be realized in a liquidation would be significantly less than its going concern value." Please disclose the basis for such belief. We refer you to Question and Answer No. 20 of Exchange Act Release No. 17719 (April 13, 1981).

Position of the Buyer Group as to the Fairness of the Merger, page 56

18. The Buyer Group's indication that they did not seek to establish a going concern value because "the Company will be of a different nature as a private company" does not appear to explain why going concern value was not considered by the Buyer Group in its fairness determination. Please revise or advise.

Effects of the Merger on the Company, page 73

19. We noticed the disclosure that indicated the Company will no longer incur costs and expenses relating to compliance with U.S. federal securities laws as a result of no longer being required to make periodic filings with the SEC. Quantify the anticipated annual cost savings, and indicate that such savings will be realized on an ongoing annual basis.

Amit Gupta
China Hydroelectric Corp.
March 6, 2014
Page 5

Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation of Regulation M-A.

## Primary Benefits and Detriments of the Merger, page 74

20. Revise to indicate, if true, the Buyer Group will become the beneficiaries of the issuer's future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation of Regulation M-A. Quantify this benefit to the extent practicable.

## Plans for the Company after the Merger, page 75

21. Please revise to describe any "transactions already under consideration" by the company.

## Financial Information, page 117

22. Advise us, with a view toward revised disclosure, of what consideration has been given to providing the disclosure contemplated by Item 1010(a)(2) of Regulation M-A as required by Item 13 of Schedule 13E-3. In addition, please provide the summarized financial information required by Item 1010(c) of Regulation M-A for all of the periods specified in Item 1010(a) of Regulation M-A given that the financial information required by that subparagraph has been partially incorporated by reference. To the extent that the summarized financial information is prepared on the basis of a comprehensive body of accounting principles other than U.S. GAAP, please provide a reconciliation to U.S. GAAP. See Instructions 1 and 2 to Item 13 of Schedule 13E-3.

## Where you can find more information, page 125

23. We note the statement that "…the information that we later file with the SEC may update and supersede the information incorporated by reference." Rule 13e-3 does not allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specify name them.

## Exhibit 99.(c)-(2)

24. The disclaimer on page 2 states that materials were provided on a confidential basis and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or part without Houlihan Lokey's express written consent. Please disclose, if true, that Houlihan Lokey has consented to the use of its materials by security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company, its management, and each of the filing persons are in possession of all facts relating to the required disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company and each of the other filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Attorney-Adviser, at (202) 551-3342, Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3266, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director